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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                         GOTHIC ENERGY CORPORATION

                              (Name of Issuer)

                (a)  COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (b)  COMMON STOCK PURCHASE WARRANTS
                       (Title of Class of Securities)

                       (a) 383 482 106 (Common Stock)
                        (b) 383 482 114W (Warrants)
                               (CUSIP Number)

                             JOSEPH M. RINALDI
                            STRATUM GROUP, L.P.
                              650 FIFTH AVENUE
                          NEW YORK, NEW YORK 10019
                          TEL. NO.: (212) 641-1500
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                MAY 15, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                               SCHEDULE 13D/A

CUSIP Nos.
(a) 383 482 106 (Common Stock)
(b) 383 482 114W (Warrants)

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                STRATUM GROUP, L.P.
                I.R.S. IDENTIFICATION NO. 13-3792279

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]
                                            (b) [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS
                N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                STATE OF DELAWARE

                7         SOLE VOTING POWER
 NUMBER OF                        1,000,000*
  SHARES
BENEFICIALLY    8         SHARED VOTING POWER
  OWNED BY                        0
    EACH
 REPORTING      9         SOLE DISPOSITIVE POWER
  PERSON                          1,000,000
   WITH
                10        SHARED DISPOSITIVE POWER
                                  0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.0%

14      TYPE OF REPORTING PERSON
                PN
[FN]
  * The Amended Warrant has no voting rights. The Amended Warrant provides that the holder thereof has no right to vote any shares of Common
     Stock until the Amended Warrant is exercised and such shares of Common Stock are received by the holder. See Item 5(b) of this Amendment.


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            Stratum Group, L.P., a Delaware limited partnership, hereby amends the statement on Schedule 13D, dated June 2, 1995 (the "Original

Statement"), filed by Stratum Group, L.L.C. (predecessor in interest to

Stratum Group, L.P.), as amended and supplemented by Amendment No. 1 thereto (collectively, the "Original Schedule 13D"), in respect of the

Common Stock (as defined below) and warrants to purchase Common Stock of

Gothic Energy Corporation, a Delaware corporation, as set forth in this

Amendment No. 2 to the Original Schedule 13D (this "Amendment").  This

Amendment No. 2 supplements and, to the extent inconsistent therewith,

amends the information set forth in the Original Schedule 13D.



Item 1.     Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), and

Common Stock Purchase Warrants, in each case, of Gothic Energy Corporation,

a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 5727 South Lewis Avenue, Suite 700, Tulsa,

Oklahoma 74105.



Item 2.     Identity and Background.

            The name of the person filing this Amendment is Stratum Group,

L.P., a Delaware limited partnership ("Stratum", which term shall include,

as appropriate, Stratum Group, L.L.C.).

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Stratum is the successor by merger to Stratum Group, L.L.C., a Delaware limited liability company, which filed the Original Statement.

            The principal business and the principal office address of

Stratum is 650 Fifth Avenue, New York, New York 10019.  The name, business address, title and present principal occupation or employment (including the name, principal business and address of the employer) of (a) the general partner of Stratum, (b) each person controlling the general partner of Stratum, and (c) each executive officer and director of any corporation or other person ultimately in control of the general partner of Stratum,

are set forth on Schedule A hereto.

            Stratum is engaged principally in the business of secured

lending to prospective clients for acquisition and development of oil and gas reserves in the United States of America and Canada, with collateral consisting essentially of properties being acquired or developed.

            During the last five years, neither Stratum, nor, to the best of its knowledge, any other person controlling Stratum listed on Schedule A attached hereto, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

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violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.     Source and Amount of Funds or Other Consideration.

            On May 15, 1996, the Company issued amended Warrant No. 1A (the

"Amended Warrant") to Stratum, in exchange for Amended Warrant No. 1 and

Amended Warrant No. 2 (collectively, the "Old Warrants").  The Old Warrants were issued by the Company to Stratum on February 7, 1996 in exchange for

Warrant No. 1 and Warrant No. 2, each of which was originally issued to

Stratum Group, L.L.C., on June 2, 1995.

            The Old Warrants had amended the original Warrants to add

demand registration rights whereby the holders of the Old Warrants and, if the same were exercised, the holders of the shares of Common Stock issued therefor, could demand that the Company register all or any part of the Old

Warrants and/or the shares of Common Stock issuable upon the exercise of the Old Warrants, as the case may be, under the Securities Act of 1933, as amended (the "Securities Act"), at certain times, under certain circumstances and subject to certain conditions.

            The Amended Warrant amended the Old Warrants by changing the exercise price of each of the Old Warrants to $3.25 per share of Common

Stock from the previously existing exercise price of $3.50 and $4.00 per share of Common Stock, respectively.  The Amended Warrant now represents the right to purchase from the

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Company up to 1,000,000 shares of Common Stock (which were previously represented, in the aggregate, by the Old Warrants) at an exercise price of

$3.25 per share of Common Stock.  None of the other provisions of the Old

Warrants was amended in any material respect by or in the Amended Warrant.

The Amended Warrant is attached to this Amendment as Exhibit 1.

            Neither the Amended Warrant nor the shares of Common Stock of the Company into which the Amended Warrant is exercisable (collectively the

"Securities") have been registered under the Securities Act.  The terms of the Amended Warrant entitle the holder thereof, and, if exercised, the holders of the shares of Common Stock issued therefor, to demand that the

Company register all or any part of the Securities under the Securities Act at certain times, under certain circumstances and subject to certain conditions, and to participate in registrations by the Company, on its own behalf or on behalf of the Company's security holders, of the Company's securities if the registration form proposed to be used may be used for the registration of the Securities.

            The exercise price of the Amended Warrant, and the number of shares of Common Stock of the Company which may be purchased upon the exercise thereof, is subject to change or adjustment in certain circumstances, including issuances of shares of Common Stock (or the granting of any right to purchase shares of Common Stock) at prices which are below the market price of shares of Common Stock, rights, options or warrants to

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purchase Common Stock or securities convertible into Common Stock, payment of stock dividends or distributions, or subdivisions, combinations or consolidations.

            Unless previously exercised, the right to exercise the Amended

Warrant for shares of Common Stock expires at 4:00 p.m., New York time, on

June 2, 2000.

            The aggregate exercise price of the Amended Warrant, if the

Amended Warrant is exercised, is currently expected by Stratum to be funded through its working capital.



Item 4.     Purpose of Transaction.

            The original Warrants were issued to Stratum by the Company in connection with, and as partial consideration for, the secured loan financing provided by Stratum to Gothic Energy of Texas, Inc., an Oklahoma

corporation and a wholly-owned subsidiary of the Company ("Gothic Texas"),

which closed on June 2, 1995 (the "Financing").  On December 6, 1995,

Stratum contributed and assigned certain documents (including the loan agreement) with respect to the Financing, but not the original Warrants, to its wholly-owned subsidiary Stratum Group Energy Capital L.P., a Delaware limited partnership ("Stratum Capital").

            On January 30, 1996, Gothic Texas prepayed the entire unpaid and accrued principal and interest then outstanding under the Loan

Agreement (the "Prepayment").  In connection with the Prepayment, the

Company was released from its obligations under the Pledge Agreement described in the Original Statement, the

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Pledge Agreement was terminated by the Company and Stratum and all of the

650,000 shares of Pledged Common Stock and the additional 304,128 shares of

Common Stock pledged to Stratum pursuant to the terms of the Pledge

Agreement were returned to the Company by Stratum.

            The Securities were acquired, and are being held, by Stratum for investment.  Subject to the terms of the Amended Warrant and applicable law, Stratum may sell, pledge or otherwise dispose of all or portion of the

Amended Warrant in the open market, in privately negotiated transactions,

through a public offering or otherwise.  If the market conditions are suitable, Stratum may exercise the Amended Warrant pursuant to the terms thereof for shares of Common Stock of the Company.

            Except as set forth above, none of Stratum, or, to the best of its knowledge, any person controlling Stratum named in Schedule A attached hereto, or, to the best of its knowledge, any of the other persons named in

Schedule A attached hereto, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a)

through (j) of Item 4 of Schedule 13D.



Item 5.     Interest in Securities of the Company.

            (a)  Assuming complete exercise of the Amended Warrant, Stratum would acquire 1,000,000 shares of Common Stock, whereupon Stratum, after giving effect to such exercise, would beneficially own approximately 8.0%

of the outstanding Common Stock of the

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Company (based on 12,369,991 shares of Common Stock outstanding as of May

13, 1996).

            Except as set forth in this Item 5(a), neither Stratum, nor, to the best of its knowledge, any other person controlling Stratum named in

Schedule A attached hereto, nor, to the best of its knowledge, any of the other persons named in Schedule A attached hereto, beneficially owns any shares of Common Stock of the Company.

            (b)   Until the exercise of the Amended Warrant, Stratum will

have no power (shared or otherwise) to vote or dispose of any shares of

Common Stock.  Upon the full exercise of all of the Amended Warrant,

Stratum will have sole power to vote and to dispose of 1,000,000 shares of

Common Stock.

            (c)   No transactions in the shares of Common Stock have been

effected since March 16, 1996 by Stratum, or, to the best of its knowledge,

any other person controlling Stratum named in Schedule A attached hereto,

or, to the best of its knowledge, any of the other persons named in

Schedule A attached hereto.

            (d)   Inapplicable.

            (e)   Inapplicable.


Item 6.     Contracts, Arrangement, Understandings
            or Relationships with Respect to
            Securities of the Company.

            Except for the Amended Warrant, as described above, to the best knowledge of Stratum, there are no contracts, arrangements, understandings or relationships (legal or otherwise)

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between the persons enumerated in Item 2 and Schedule A, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees,

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; provided, however, that from time to time Stratum may pledge and grant security interests in the Securities to persons or entities that provide financing to Stratum.



Item 7.     Material to be Filed as Exhibits.

            Exhibit 1: Warrant No. 1A, dated as of May 15, 1996, to purchase 1,000,000 shares of Common Stock of the Company.

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                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date:  June 5, 1996


                              STRATUM GROUP, L.P.


                              By:  /s/ Joseph M. Rinaldi

                                   Name:   Joseph M. Rinaldi
                                   Title:  President and Chief
                                              Executive Officer

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                                                                 SCHEDULE A







                           CONTROLLING PERSONS OF
                            STRATUM GROUP, L.P.


            The name, business address, title and present principal

occupation or employment (including the name, principal business and address of the employer) of (a) the general partner of Stratum Group, L.P.

("Stratum"), (b) each person controlling the general partner of Stratum,

and (c) each executive officer and director of any corporation or other person ultimately in control of Stratum, are set forth below.



            (A)   General Partner of Stratum.

            The general partner of Stratum is Stratum Finance, L.L.C., a

Delaware limited liability company ("Finance").  The principal business and principal office address of Finance is 650 Fifth Avenue, New York, New York

10019.  The principal business of Finance is to act as the general partner of Stratum.



            (B)  Controlling Persons of Finance.

            Finance has seven members:  Energy Investment Partners, a New

York general partnership, and Joseph M. Rinaldi, Richard E. Bani, John C.

Alvarado, Curt S. Taylor and Betsy D. Cotton, each of whom is a natural person and a citizen of the United States of America.

            The principal business and office address of Energy Investment

Partners is 375 Park Avenue, 17th Floor, New York, New

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York 10152.  The principal business of Energy Investment Partners is holding an investment in Finance and Group.

            The business address of each natural person member of Finance is Stratum Group, L.P., 650 Fifth Avenue, New York, New York 10019.  The

principal occupation or employment of each natural person member of Finance is as follows:


      Name           Present Principal Occupation, Including
                     Name and Address of Employer*

Joseph M. Rinaldi    President and Chief Executive Officer
                     of Stratum

Richard E. Bani      Chief Financial Officer and Senior Vice
                     President of Stratum

John C. Alvarado     Senior Vice President of Stratum

Curt S. Taylor       Senior Vice President of Stratum

Betsy D. Cotton      Senior Vice President of Stratum
______________________
  *   Same address as director's or officer's business address.


            Finance has no directors and no executive officers.  Finance is managed by its three Member Managers:  (1) Energy Investment Partners,

which has four votes, (2) the Chief Executive Officer of Stratum, currently

Mr. Joseph M. Rinaldi, who has one vote, and (3) a member appointed by the natural person members of Finance, currently Mr. Richard E. Bani, who has one vote.  All information required by Item 2 of Schedule 13D with respect to Messrs. Rinaldi and Walker is set forth above in this Section (B).

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            Energy Investment Partners has three general partners:  SGLLC

Partners, L.P., SGLLC Partners Offshore, L.P. and The Beacon Group Energy

Investment Fund, L.P.


            (1) SGLLC Partners, L.P., a Delaware limited partnership ("SGLLC").

            SGLLC's principal business and principal office address is 375

Park Avenue, New York, New York 10152.  The principal business of SGLLC is holding an indirect investment interest in Group.

            The sole general partner of SGLLC is SG-GP, L.L.C., a Delaware limited liability company ("SG-GP").  SG-GP's principal business and principal office address is 375 Park Avenue, New York, New York 10152.  The principal business of SG-GP is to serve as the general partner of SGLLC and

SGLLC Partners Offshore, L.P.

            The managing member of SG-GP is Energy Fund GP, Inc., a

Delaware corporation ("EFGP").  EFGP's principal business and principal office address is 375 Park Avenue, New York, New York 10152.  The principal business of EFGP is to serve as managing member or general partner of SG-GP and related entities.  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of EFGP is as follows (all of the natural persons listed below are citizens of the United States of America):

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                                                 Present Principal Occupation,
Name and                                         Including Name and Address
Business Address       Title at EFGP             of Employee*

Geoffrey Boisi         Director and President    Partner, The Beacon Group
375 Park Avenue
New York, NY 10152

John MacWilliams       Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Preston Miller         Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Harold Pote            Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Faith Rosenfeld        Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Robert Semmens         Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

David Remington        Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Thomas Mendell         Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152

Frank Murray           Director and Managing     Partner, The Beacon Group
375 Park Avenue        Director
New York, NY 10152
______________________

    *     Same as director's or officer's business address.


            (2) SGLLC Partners Offshore, L.P., a Delaware limited partnership ("Offshore").

            Offshore's principal business and principal office address is

375 Park Avenue, New York, New York 10152.  The principal business of

Offshore is holding an indirect investment interest in Group.  All information required by Item 2 of Schedule 13D with respect to the controlling persons of Offshore

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is identical to that of SGLLC and is set forth above in paragraph (1) of this Section B.


            (3)   The Beacon Group Energy Investment Fund,
                  L.P., a limited partnership ("Fund").

            Fund's principal business and principal office address is 375

Park Avenue, New York, New York 10152.  The principal business of Fund is to engage in energy-related investments.

            The sole general partner of the Fund is Beacon Energy

Investors, L.L.C., a Delaware limited liability company ("Investors").

Investor's principal business and principal office address is 375 Park

Avenue, New York, New York 10152.  The principal business of Investors is to serve as the general partner of the Fund.

            All information required by Item 2 of Schedule 13D with respect to the controlling persons of Investors is identical to that of SG-GP and is set forth above in paragraph (1) of this Section B.

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                               EXHIBIT INDEX



Exhibit                         Description                            Page

   1 Warrant No. 1A, dated as of May 15, 1996, to purchase 1,000,000 shares of Common Stock of the Company.